BRAMBLES

BRAMBLES INDUSTRIES PLC
CASSINI HOUSE 57-59 ST JAMES'S STREET
LONDON SW1A 1LD ENGLAND
TEL +44 (0)20 7659 6000
FAX +44 (0)20 7659 6001
www.brambles.com

02042656

8 July 2002

SEC MAIL PROCESSING SECTION RECEIVED JUL 16 2002 WASH, D.C. 154

PROCESSED JUL 23 2002 THOMSON FINANCIAL

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Re: Brambles Industries plc
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

Sandra Walters

Sandra Walters
Assistant Company Secretary

dw 7/17

REGISTERED IN ENGLAND NO. 4134697
REGISTERED OFFICE: CASSINI HOUSE 57-59 ST JAMES'S STREET LONDON

BRAMBLES ANNOUNCES SALE OF WASTE ENERGY PARTNERS

Brambles has completed the sale of its US-based Waste Energy Partners business for a total consideration of US$10.5 million. The business has been purchased by the Northeast Maryland Waste Disposal Authority, a local government body.

Waste Energy Partners is a single site waste to energy operation located in Baltimore, Maryland. The operation was part of the former ENSCO business but was not included in the sale of the ENSCO hazardous waste operation which took place in June 2001.

The sale price for the business has been received in cash. The sale will not have a material effect on the Group's earnings.

8 July 2002

For further information, contact:

London

All enquiries	Richard Mountain, Financial Dynamics	+44 (0) 20 7831 3113

Sydney

All enquiries:	Ron Burke Group General Manager, Corporate Affairs	+61 (0) 2 9256 5255 +61 (0) 419 334 452

The Brambles Industries Group is globally headquartered in Sydney, Australia.

BRAMBLES

BRAMBLES INDUSTRIES PLC
CASSINI HOUSE 57-59 ST JAMES'S STREET
LONDON SW1A 1LD ENGLAND
TEL +44 (0)20 7659 6000
FAX +44 (0)20 7659 6001
www.brambles.com

10 July 2002

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Re: Brambles Industries plc
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

S G Walters

Sandra Walters
Assistant Company Secretary

BRAMBLES INDUSTRIES PLC

CLEANAWAY AWARDED MEDWAY WASTE CONTRACT WORTH OVER £70M

Medway Council has appointed Cleanaway, part of the Brambles Group, to provide a range of waste services for the next seven years in a contract worth £71m. From 29 September, Cleanaway will be responsible for rubbish collection, street cleansing, waste disposal and Medway's kerbside recycling collections of paper, cardboard and cans.

Cleanaway will replace SITA which has provided rubbish collection and some street cleaning in Medway since 1995.

The new contract will also include: the collection and composting of garden waste, the collection of waste and recyclable items from schools and from 60 recycling sites around Medway, the collection and disposal of clinical waste and the management of Medway's three household waste sites.

Steve Huxley, managing director of Cleanaway UK, said: "We are delighted to have won the Medway contract. Cleanaway has a proven track record in the provision of first class services to local authorities in the UK and abroad.

"Our experience and clear understanding of the challenges facing local authorities today, and the fact that we have the right recycling know-how and infrastructure in place, will enable us to work closely with Medway Council on achieving its recycling targets."

For further information, contact:

London

All enquiries	Richard Mountain, Financial Dynamics	+44 (0) 20 7831 3113

Sydney

All enquiries	Ron Burke Group General Manager, Corporate Affairs	+61 (0) 2 9256 5255

The Brambles Industries Group is globally headquartered in Sydney, Australia

Notes to editors

Brambles Industries is a leading global support services company, with annual turnover of over £3 billion, and is a constituent of the FTSE 100 index. Its key global businesses are CHEP, CLEANAWAY and RECALL.

- CHEP is the world's pioneer and leader in the provision of pallet pooling services. CHEP pallets facilitate the efficient operation of supply chains for most of the developed world's leading international FMCG companies. These companies require the fast availability of high quality pallets and other types of standard loading equipment and transit packaging wherever they operate. CHEP meets this need through its global reach and scale, combined with its proven logistics and supply chain management capability and its established pallet pools and infrastructure in over 30 countries.

- CLEANAWAY is a leader in the collection, sorting, recycling, transfer and disposal of waste, particularly in UK, Germany and Australia. Through SKP in Germany, it is one of the largest paper recycling and trading businesses in Europe.

- RECALL is a global business managing physical and digital documents through their entire life cycle.

It also has a number of other global and regional businesses, such as Industrial Services, Meineke Discount Muffler Shops, Interlake Material Handling and Brambles Marine.

The combined group was formed in August 2001, when Brambles Industries plc, previously the support services activities of GKN plc, was listed in London and then combined in a Dual Listed Companies structure with Brambles Industries Limited of Australia. The two companies were previously joint venture partners.